June 17, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Michael F. Johnson

Re:	SuccessFactors, Inc. (the “Company”)
Registration Statement on Form S-1, filed June 3, 2008 (as amended by Form
S-1/A filed June 16, 2008)
File No. 333-151376
Acceleration Request

Requested Date:	June 23, 2008

Requested Time:	4:00 PM E.D.T.
Dear Ladies and Gentlemen:
     Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated June 9, 2008 and included in the above-referenced Registration Statement, filed with the Securities and Exchange Commission on June 9, 2008, was distributed during the period June 9, 2008 through June 16, 2008 as follows:
•	14,116 to 9 underwriters

•	0 to 0 dealers

•	1,191 to 1,191 institutions

•	49 to 49 others
Total: 15,356 Preliminary Prospectuses

Securities and Exchange Commission
June 17, 2008

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on the above-specified date and time, or as soon as practicable thereafter.

Very truly yours,

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
Oppenheimer & Co. Inc.
Pacific Crest Securities LLC
JMP Securities LLC
ThinkPanmure LLC
Broadpoint Capital, Inc.

By:	Morgan Stanley & Co. Incorporated

By:	/s/ William Salisbury
	Name:	William Salisbury
	Title:	Managing Director